SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Translation of registrant’s name into English)

Klybeckstrasse 141
4002 Basel
Switzerland

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x]	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No [x]

CIBA SPECIALTY CHEMICALS HOLDING INC.

On February 4, 2003, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued a News Release addressing the financial results of 2002. A copy of the Annual Report 2002 and News Release are attached are attached hereto as Exhibit 99.1 and 99.2, respectively, and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Annual Report 2002
99.2	News Release dated February 4, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.

(Registrant)

Date	February 4, 2003	By /s/ Oliver Strub	/s/ Max Dettwiler

		Oliver Strub Senior Corporate Counsel	Max Dettwiler Head Taxes & Corporate Law